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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2019
Washington DC
408

SEC FILE NUMBER
8-69646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ClearingBid Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street 8FL
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edwin Scanlon (212) 752-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway 23 Fl	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edwin Scanlon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ClearingBid Markets, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLEARINGBID MARKETS, INC.

(A Wholly-Owned Subsidiary of ClearingBid, Inc.)

Financial Statements and Supplemental Information (With Report of Independent Registered Public Accounting Firm Thereon)
Form X-17a-5, Part III
As of December 31, 2018 and for year then ended
Confidential Pursuant to Rule 17a-5(e)(3)

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

Page(s)

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
ClearingBid Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ClearingBid Markets, Inc. (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

New York, New York
February 27, 2019

ClearingBid Markets, Inc.
(A Wholly-Owned Subsidiary of ClearingBid, Inc.)
Statement of Financial Condition
December 31, 2018

ASSETS		
Cash and Cash Equivalents	$	32,209
Prepaid Expenses and Other Current Assets		6,635
Due from Parent		92
TOTAL ASSETS	$	38,936
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts Payable and Accrued Expenses	$	21,895
TOTAL LIABILITIES		21,895
STOCKHOLDER'S EQUITY		
Common stock, $0.10 par value, 100 shares authorized, issued and outstanding		10
Additional Paid-In Capital		399,955
Accumulated Deficit		(382,924)
Total Stockholder's Equity		17,041
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	38,936

See accompanying notes to financial statements.

1. Organization and Nature of Business

ClearingBid Markets, Inc. (the "Company") was incorporated in the State of Delaware on March 20, 2015. The Company is wholly-owned by ClearingBid, Inc. (the "Parent"). The Company's principal operation is to engage in private placement activity and advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective May 16, 2016 (Commencement of Operations).

2. Liquidity and Related Party Transactions

As the Company has earned minimal revenue, the Company relies on the Parent for support. The Parent has the financial wherewithal and intent to support the Company on an as needed basis.

The Company has an expense sharing agreement with the Parent. Expenses such as telephone and travel are allocated to the Company. A total of approximately $419 was incurred for the year ended December 31, 2018 by the Company under this agreement. During 2018 the Parent forgave $2,955 of allocated expenses, relating to 2017. Approximately $90 is due from Parent at December 31, 2018.

3. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

As shown in the accompanying financial statements, the Company incurred a net loss of approximately $123,000 and net cash of approximately $119,000 was used in operations during the year ended December 31, 2018. As of December 31, 2018, the Company's available cash approximated $32,000 and liabilities approximated $21,900. In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", management has determined that the Company's support from its Parent is sufficient to fund the working capital needs of the Company until the earlier of one year from the date of issuance of these financial statements or the occurrence of sufficient future revenue transactions.

3. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a C-corporation and accounts for income taxes in accordance with ASC 740. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized. As of December 31, 2018, the Company had a deferred tax asset, primarily related to its net operating loss, of approximately $123,000 and has recorded a full valuation allowance. Total federal, New York State and New York City NOLs are approximately $373,000. Approximately $250,000 of accumulated Federal NOL incurred in the years before 2018 which will expire in 20 years starting in 2036 through 2038 and approximately $123,000 which will be carry forwarded indefinitely.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, Accounting for Income Taxes, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. The Company's policy is to record interest and penalties associated with uncertain tax positions as a component of general and administrative expenses. As of December 31, 2018, the Company has not recorded any uncertain tax positions or interest and penalties.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Accounting Developments

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures. The Company believes there will be no impact to the financial statements because of this ASU.

3. Summary of Significant Accounting Policies (continued)

Cash and restricted cash

Effective January 1, 2018, the Company adopted ASU No. 2016-18, Restricted Cash ("ASU 2016-18"). ASU 2016-18 requires that a Statement of Cash Flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company applied the retrospective method of adoption which resulted in no impact on the Company's results of operations, or financial position, and minimal impact to cash flows.

The following table provides a reconciliation of cash and restricted cash reported within the Statement of Financial Condition that sum to the total of the same such amounts shown in the Statement of Cash Flows at December 31, 2018 and December 31, 2017.

	December 31, 2018	December 31, 2017
Cash	$ 32,209	$ 61,599
Security deposit	4,500	4,500
Total cash and restricted cash shown in the statement of cash flows	$ 36,709	$ 66,099

Revenue Recognition

Effective January 1, 2018, the Company adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers and the additional related ASUs ("ASC 606"), which replaces existing revenue guidance and outlines a single set of comprehensive principles for recognizing revenue under GAAP. The Company elected the modified retrospective method upon adoption with no impact to the opening retained earnings or revenue reported. There were no contract assets, liabilities, or receivables as of January 1, 2018 and as of December 31, 2018.

The adoption of ASC 606 represents a change in accounting principle that will more closely align revenue recognition with the delivery of the Company's goods and services and will provide the financial statement readers with enhanced disclosures. Interest income is scoped out of ASC 606.

These standards provide guidance on recognizing revenue, including a five-step method to determine when revenue recognition is appropriate.

Step 1: Identify the contract with the customer
Step 2: Identify the performance obligation in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations
Step 5: Recognize revenue as the Company satisfies a performance obligation

3. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Advisory Fees

Revenues from advisory service are the Company's only revenue stream for the year ended December 31, 2018 and are recorded in accordance with the terms of the service agreements. These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. The Company believes that the transaction date is the appropriate point in time to recognize revenue form advisory transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the benefit of transaction at that point. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the Company. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

4. Regulatory Net Capital Requirement

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was approximately $10,300 which was approximately $5,300 in excess of its minimum requirement of $5,000.

5. Concentration

The Company maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk. During the year ended December 31, 2018, 100% of the Company's revenue was from 1 customer.

6. Subsequent Events

The Company has evaluated subsequent events through February 27, 2019, the date the financial statements were available for issuance. The Parent contributed $10,000 and $15,000 on January 10, 2019 and February 5, 2019 respectively. No other events or transactions would require recognition or disclosure in these financial statements